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                                    FORM 6-K
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              dated April 16, 2004

                         Commission File Number 1-15148

                                  PERDIGAO S.A.
                    (Exact Name as Specified in its Charter)

                                       N/A
                            ------------------------
                       (Translation of Registrant's Name)

                           760 Av. Escola Politecnica
                       Jaguare 05350-000 Sao Paulo, Brazil
                     -------------------------------------
               (Address of principal executive offices) (Zip code)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F [X]          Form 40-F______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________


     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes _____              No  [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 16, 2004


                                PERDIGAO S.A.



                                By: /s/ Wang Wei Chang
                                   -------------------------------------
                                   Name:   Wang Wei Chang
                                   Title:  Director/Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit        Description of Exhibit
-------        ----------------------

1.             Summary of resolutions adopted on April 6, 2004

2. Summary of minutes of the Second/2004 Ordinary Meeting of the Board of Directors, held on March 26, 2004.

3. Minutes of the 1st/2004 Ordinary and Extraordinary General Shareholders Meeting held on April 6, 2004.

4.             Management and related person negotiation, March 2004.